ONFEM Holdings Limited



2000 Interim Report

FINANCIAL RESULTS

The Board of Directors of ONFEM Holdings Limited ("the Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries ("the Group") for the six months ended 30th June, 2000:

	Notes	**30.06.2000 (unaudited) *HK$'000***	30.06.1999 (unaudited) *HK$'000*
TURNOVER		**152,036**	694,291
Cost of sales		**(115,906)**	(469,242)
GROSS PROFIT		**36,130**	225,049
Other revenue		**18,603**	36,455
Distribution costs		**(3,446)**	(2,538)
Administrative expenses		**(66,740)**	(140,606)
Revaluation deficit of investment properties written back		**19,300**	—
Other operating expenses		**(834)**	(6,681)
PROFIT FROM OPERATIONS		**3,013**	111,679
Finance costs		**(6,719)**	(30,003)
(LOSS)/PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION		**(3,706)**	81,676
Taxation	*1*	**(34)**	(24,374)
(LOSS)/PROFIT FROM ORDINARY ACTIVITIES AFTER TAXATION		**(3,740)**	57,302
Minority interests		**10,892**	(28,538)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS		**7,152**	28,764
Basic earnings per share (cents)	2	**0.93**	3.73

Notes:

1 **Taxation**

	30.06.2000	30.06.1999
	(unaudited)	(unaudited)
	HK$'000	*HK$'000*
Hong Kong Profits Tax		
Current period	—	15
Overprovision in previous years	—	(26)
Overseas taxation	**34**	24,385
	34	24,374

No provision for Hong Kong profits tax has been made as the Group did not earn any assessable profits subject to Hong Kong profits tax during the six months ended 30th June, 2000.

Hong Kong profits tax has been provided at the rate of 16% on the estimated assessable profits in 1999. Overseas taxation has been calculated at the rates prevailing at respective jurisdictions.

2 **Basic earnings per share**

The calculation of basic earnings per share is based on the consolidated profit attributable to shareholders of HK$7,152,000 (1999: HK$28,764,000) and the 772,181,783 ordinary shares (1999: 772,181,783 shares) in issue during the period.

No diluted earnings per share was shown as there was no potential dilutive share in existence for 2000 and 1999.

INTERIM DIVIDEND

The Directors do not recommend the payment of an interim dividend for the six months ended 30th June, 2000 (1999: 1 cent).

RESULTS

Turnover for the six months ended 30th June, 2000 amounted to HK$152,036,000, a decrease of 78% from the corresponding period last year. Consolidated profit attributable to shareholders amounted to HK$7,152,000, representing earnings per share of 0.93 cents.

The reduction in turnover was mainly due to the disposal of the Group's entire equity interest in Magnequench International, Inc. ("MQI") in August 1999, resulting in the loss of approximately 70% of recurrent income. However, if compared with the consolidated profit attributable to shareholders excluding the profit contribution of MQI last year, there was a 3% net increase.

Although the disposal of MQI led to a fall in turnover, the gain of over HK$300 million from the disposal provided the Group with abundant financial resources to take advantage of acquisition, investment and development opportunities in the hi-tech sector. In addition, rental income from ONFEM Tower has continued to contribute a steady source of earnings for the Group.

BUSINESS REVIEW

1. Manufacturing and Trading of Industrial Lubricant Products

Jaeger Oil & Chemical Holdings Limited ("Jaeger")

Despite signs of recovery in Asian economies, most of the enterprises in the People's Republic of China ("PRC") continued to adopt a conservative approach to purchasing, placing overwhelming emphasis on price after the Asian financial turmoil. Oil and chemical suppliers' strategy of cutting prices resulted in severe market competition. However, in spite of the unfavourable market environment, Jaeger achieved satisfactory results during the first six months. This was owing to Jaeger's rapid revision of its business strategy to focus on developing new markets and products. In addition to its Shanghai office, Jaeger supported the PRC Government's policy of developing Northwestern China by establishing its Xian office in May. It also extended its distribution network in the PRC with new representative offices in Chongqing, Xian, Dalian and Qingdao.

Jaeger recorded encouraging progress in product development including the acquisition of the PRC sole distributorship of "Germ-Allcard" from Kuwait Petroleum (GB) Ltd, covering a range of niche products such as copper and aluminium wire drawing lubricants. This move not only catered to the great product demand in the PRC but also further consolidated the Group's market share in the consumer market.

The new Jaeger plant in Panyu, which will soon increase the company's production capacity by three times, was completed during the period. Jaeger also set up a logistics centre in Dongguan to facilitate a more efficient logistics service for the whole region.

2. Specialised Construction Contracting

Condo Group Limited ("Condo")

Up to the end of June, Condo had succeeded in securing HK$300 million worth of contracts, of which the prime project, Shanghai Science Land, will bring in an income of RMB$18 million. Eighty percent of the construction work on this project is expected to be certified by the end of the year.

Since Condo adopted a series of measures to restructure the company, tighten cost control and strengthen attention to the issue of bad debts, the recovery of accounts receivable has significantly improved. Condo intends to increase the gross profit of its engineering business by 5 to 8% through the acquisition of aluminium refinery plants in Southern China to cater to engineering project demand in the Hong Kong and Southern China region. In addition to continued business development in Hong Kong, Beijing and Eastern China, Condo will expand its presence in Northwestern China to increase its overall market share in the country. Condo expects further improvement in business performance in the second half of 2000.

Polycrown Engineering (Holdings) Limited ("Polycrown")

The increasingly active local property market and the commencement of construction work on several major infrastructure projects generated a favourable business environment for Polycrown. Being both a Government Specialist Contractor for Public Works for Group III of the Electrical Installations and a Class I Registered Fire Service Installation Contractor in Hong Kong, as well as having a National Grade A Licence for Construction and Decoration in the PRC, Polycrown possesses a strong competitive edge in undertaking large-scale engineering projects in Hong Kong and the PRC which will position it to bring considerable income to the company.

Given the increasing awareness of the need for environmental protection worldwide, Polycrown started to develop related products and business to capitalise on this trend and to expand its Hong Kong and PRC markets. Currently, Polycrown markets various environmental products including industrial wastewater treatment equipment, electrostatic air precipitator, solar power and lighting equipment, and ultra-violet light germicidal equipment for air and water to cater to different market needs and to encourage environmental protection. To ensure smooth operation, Polycrown has employed specialists with abundant experience and knowledge in the field to run the business. Polycrown is fully confident of its ability to expand its client base and enhance business performance.

Enful Holdings Limited ("Enful")

In order to adapt to the changes in the local and PRC property markets, Enful successfully converted its wholly owned subsidiary, Bridgman fire door production plant in Dongguan, into a wood-processing factory to broaden the range of wooden products manufactured. This transformation not only allowed Enful to sharpen its competitive edge and expand its market share, but also enabled the company to take a share in the large-scale residential property market. Enful was awarded ISO 9002 certification in June 2000, which greatly increases its confidence in being able to become a contractor for the Hongkong Housing Authority in the coming year. In the PRC market, Enful's expansion of its market share through its dealers continued to make satisfactory progress.

In response to the worldwide trend towards environmental protection and the Hong Kong Government's Policy Speech emphasising this theme, Enful used Flaxboard as the inner part of its fire doors. The environmentally friendly features of this product provide ample scope for development.

When the market for its wooden products becomes matured, Enful will consider returning to the high-class interior decoration market in which it formerly participated and recorded satisfactory development. It is believed that this development would be beneficial to Enful's core business. Supported by favourable conditions, together with its effective management and cost control work, Enful is confident that its turnover will increase several times over in the coming year, bringing encouraging profit.

3. Property Development and Management

ONFEM Tower, 29 Wyndham Street, Central

Following the steady development of the local property market in the first half of 2000, the property value of ONFEM Tower continued to rebound. At the end of June 2000, it enjoyed an occupancy rate of over 90%. Rental income from ONFEM Tower has contributed a steady source of earnings for the Group since 1997.

Hai Tian Garden, Zhuhai, the PRC

Market data shows that the total number of property transactions in Zhuhai and their sales amount in the first six months of 2000 recorded increases over the corresponding period last year of 72% and over 30% respectively, indicating a satisfactory pace of market recovery. Moreover, the acceleration of China's forthcoming entry into the World Trade Organisation ("WTO") encouraged more investment by overseas enterprises. As a window to China, Zhuhai enjoys a promising property market, which is beneficial to the sale of Hai Tian Garden in the city. Construction work for the basement is targeted for completion by February of 2001.

In an encouraging development, Hai Tian Garden was recently awarded the 文明施工優良工地 by 珠海市建設委員會, showing the strengths of the project.

4. Infrastructure Investment

Greater Beijing Region Expressways Limited ("GBRE")

A winding up order was issued by the High Court of Hong Kong against Greater Beijing First Expressways Limited ("GBFE"), a wholly-owned subsidiary of GBRE, on 12th June, 2000. As a prudent measure, the Group has set aside provisions of HK$122 million, approximately half of its investment in GBRE, in the financial year 1999.

Since the issuance of the above-mentioned winding up order, the Group has been actively seeking solutions to save the company through joint efforts with the existing board of directors and other shareholders of GBRE. A restructuring agreement on the board of directors and management of GBRE was finally concluded with GBRE's majority shareholder on 8th August, 2000. The Group will continue to work closely with other shareholders of GBRE, as well as its new directors and management, to take every appropriate measure to prevent GBRE and GBFE from being wound up and to enhance debt restructuring agreements, in a bid to protect the interests of the Group by avoiding the forced sale of GBFE's assets by the receiver.

5. E-commerce Platform

E-commerce is the most popular topic today in the international business world. The Group is preparing to set up a large online trading platform for non-ferrous metals. Apart from providing a market for trading in non-ferrous metals products, the platform will also supply the latest market information and analysis on non-ferrous metals. The Group intends to invest HK$23 million to develop the project, and it expects the portal to be launched before the end of the year.

FINANCIAL POSITION

The Group's financial condition remains healthy. As of 30th June, 2000, its cash in hand and bank balances amounted to approximately HK$510 million.

PROSPECTS

Following the steady recovery of the Hong Kong economy and the abandonment of the "85,000 units housing policy" by the government, the local property market shows significant signs of recovery. The starting of construction work on key infrastructure projects such as the Cyberport and West Rail projects is contributing to a recovery in the overall construction business. Together with China's imminent entry into the WTO, the favourable environment is expected to have a very positive effect on the future business of the Group.

DIRECTORS' INTERESTS IN SECURITIES AND RIGHTS TO ACQUIRE SECURITIES

As at 30th June, 2000, none of the Directors or the chief executive of the Company had any interests in any equity or debt securities of the Company or any of its associated corporations of the Company (within the meaning of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance")) which are required to be notified to the Company and The Stock Exchange of Hong Kong Limited ("Stock Exchange") pursuant to section 28 of the SDI Ordinance (including interests which they are deemed or taken to have under section 31 of the SDI Ordinance or Part I of the Schedule to the SDI Ordinance) or which are required, pursuant to section 29 of the SDI Ordinance, to be entered in the register referred to therein or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Company and the Stock Exchange.

During the six months ended 30th June, 2000, none of the Directors or the chief executive of the Company nor their spouses or children under 18 years of age, was granted or had exercised any right to subscribe for any equity or debt securities of the Company or any of its associated corporations.

SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

As at 30th June, 2000, according to the register required to be kept by the Company under section 16(1) of the SDI Ordinance, the Company has been notified of the following interests in the Company's issued shares amounting to 10% or more of the ordinary shares in issue:

Name of shareholder	*Notes*	Number of ordinary shares held	Percentage of total issued shares
State Nonferrous Metals Industry Administration	*1*	416,009,928	53.87%
China Nonferrous Metals Holdings (Cook Islands) Limited	*1*	416,009,928	53.87%
China Nonferrous Metals Group (Hong Kong) Limited	2	416,009,928	53.87%
Haka International Limited		383,188,208	49.62%

Notes:

1. By virtue of the SDI Ordinance, these companies are deemed to be interested in the 383,188,208 shares held by Haka International Limited and 32,821,720 shares held by China Nonferrous Metals Group (Hong Kong) Limited.

2. In addition to 32,821,720 shares held by itself, China Nonferrous Metals Group (Hong Kong) Limited is deemed to be interested in 383,188,208 shares held by Haka International Limited.

CORPORATE GOVERNANCE

The Directors of the Company are not aware of any information that would reasonably indicate that the Company is not, or was not for any part of the period during the six months ended 30th June, 2000 in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange except that the non-executive directors of the Company are not appointed for specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-laws.

PURCHASE, SALE OR REDEMPTION OF COMPANY'S LISTED SECURITIES

During the six months ended 30th June, 2000, there was no purchase, sale or redemption of the Company's listed securities by the Company or any of its subsidiaries during the period.

By order of the Board
Cui Guisheng
Managing Director

Hong Kong, 21st September, 2000

Website: http://www.irasia.com/listco/hk/onfem

公司監管

本公司各董事並不知悉有任何資料足以合理地顯示本公司目前或曾於截至二零零零年六月三十日止六個月期間內任何時間違反聯交所證券上市規則附錄14所載最佳應用守則，惟本公司之非執行董事並無明確任期，但須根據本公司之公司細則於本公司之股東週年大會上輪席退任及重選連任。

購買、出售或贖回本公司上市證券

於截至二零零零年六月三十日止六個月期間，本公司或其任何附屬公司並無購買、出售或贖回本公司之上市證券。

承董事會命
董事總經理
崔貴生

香港，二零零零年九月二十一日

網址: http://www.irasia.com/listco/hk/onfem

截至二零零零年六月三十日止六個月內，本公司之董事或行政總裁或彼等之配偶或未滿18歲之子女概無獲授或行使任何權利以認購本公司或其任何相聯法團之任何股本或債務證券。

持有本公司股本之主要權益

於二零零零年六月三十日，根據本公司按照披露權益條例第16(1)條規定而設置之登記冊所記錄，本公司獲告知下列股東持有本公司已發行普通股百分之十或以上的權益：

股東名稱	*附註*	所持普通股份數目	所佔已發行股份總數之百分比
國家有色金屬工業局	*1*	416,009,928	53.87%
China Nonferrous Metals Holdings (Cook Islands) Limited	*1*	416,009,928	53.87%
中國有色金屬（香港）集團有限公司	*2*	416,009,928	53.87%
Haka International Limited		383,188,208	49.62%

附註：

1. 根據披露權益條例，該等公司被視為擁有由Haka International Limited持有之383,188,208股股份及由中國有色金屬（香港）集團有限公司持有之32,821,720股股份之權益。

2. 除本身持有32,821,720股股份外，中國有色金屬（香港）集團有限公司亦被視為擁有由Haka International Limited持有之383,188,208股股份之權益。

財務狀況

本集團財政基礎穩固，截至二零零零年六月三十日止，現金及銀行結餘約為五億一千萬港元。

展望

隨著香港經濟穩步復甦及政府取消八萬五建屋計劃，本地地產市道出現明顯改善跡象；而大型建設項目如數碼港、西鐵項目等工程亦已陸續進入實際施工階段，帶動了整體建築行業的復甦；再加上中國加入世界貿易組織在即，種種外在環境均對集團的業務起著積極作用。

董事之證券權益及購買證券之權利

於二零零零年六月三十日，本公司之董事或行政總裁概無在本公司或其任何相聯法團(按證券(披露權益)條例(「披露權益條例」)之定義)之任何股本或債務證券中擁有根據披露權益條例第28條規定須知會本公司及香港聯合交易所有限公司(「聯交所」)之權益(包括根據披露權益條例第31條或附表第一部份視作或當作擁有之權益)，或根據披露權益條例第29條須登記於該條例所述登記冊，或根據上市公司董事進行證券交易的標準守則須知會本公司及聯交所之權益。

值得鼓舞的是，海天花園項目最近獲珠海市建設委員會評為「文明施工優良工地」，足証珠海海天花園的實力。

(四) 基建項目投資

京域高速公路有限公司(「京域」)

京域的全資附屬公司京冠高速公路有限公司(「京冠」)已於本年六月十二日被香港高等法院頒布清盤令。本集團為審慎起見，已在一九九九年的財政年度對京域項目的投資作出半數撥備，金額約為一億二千二百萬港元。

在上述清盤令頒布後，本集團積極與京域現任管理層及其他股東研究挽救方案，最後於本年八月八日與京域大股東簽訂京域董事局及管理層改組協議。未來，本集團將會繼續積極配合京域其他股東、新董事局及管理層成員，採取一切適當行動阻止京域及京冠被清盤，並促使達成債務重組協議，以避免京冠的資產被其清盤人變賣，維護本集團的最終利益。

(五) 電子商務平台

電子商貿乃目前全球商界的熱門題目，而本集團亦正籌備建立一具規模的有色金屬網上交易平台，除設有色金屬現貨交易市場外，亦提供有色市場信息動態分析及信息發布。本集團計劃斥資港幣二千三百萬港元發展有關項目，預計該網站可於年底前啟用。

為配合整體環保趨勢及港府所提倡以環保為主題的施政報告，銀豐之防火門門心選用黃麻籽纖維製造，其環保特性令產品發展空間充裕；而一旦木器產品步向成熟，銀豐更會考慮重返曾經參與及有所發揮的高檔裝修市場，相信對核心業務有相得益彰的效果。在各項利好因素支持下，再配合其有效的管理及成本控制，銀豐相信營業額在未來一年會以倍數攀升，預期盈利將十分可觀。

(三) 地產發展及物業管理

中環雲咸街29號東方有色大廈

隨著二零零零年上半年度本港地產市場的回穩，東方有色大廈的估值亦持續回升。截至二零零零年六月止，東方有色大廈的出租率已逾九成。該大廈的租金收入是本集團自九七年以來一個穩定的收入來源。

珠海海天花園發展項目

據市場數據顯示，珠海市上半年房地產交易總數較去年同期上升百分之七十二，而銷售金額則增長逾三成，復甦速度理想；加上中國加快入世步伐，令外資企業投資日增，珠海作為中國對外開放的窗口，其地產業必大有可為，有利珠海海天花園之銷售。該項目之地面以下工程可望於二零零一年二月完成。

多利加工程集團有限公司(「多利加」)

本地物業市道漸趨活躍及多項大型基建工程的投入施工，為多利加營造了良好的經營環境。憑著持有香港政府電器專業三級牌照、香港消防處認可安裝牌照及國內機電安裝壹級施工資格等條件，多利加在承接香港及國內各大型機電工程項目上佔盡優勢，預期將可帶來可觀的收益。

有見環境保護乃全球公認的大趨勢，多利加特因應市場需要，於二零零零年初開始發展銷售環保產品，並積極在香港及中國地區開拓市場。目前多利加銷售的產品包括工業廢水處理設備、靜電空氣淨化設備、太陽能設備及紫外光水和空氣殺菌設備等，切合業界的不同需求，推動環保事業。為確保有關業務順利開展，多加利委派在環保行內具豐富知識及熟悉市場的專人負責。多利加對是項業務發展信心十足，相信可開拓客源、提高業績表現。

銀豐集團有限公司(「銀豐」)

為適應中港地產市場需要的轉變，銀豐採取應變措施，成功將位於東莞市的全資附屬企業 — 百聞品牌木質防火門廠轉型為木器加工廠，致力生產及開拓與木材相關產品的業務。是次轉型為銀豐帶來一系列優勢，不但加強其市場競爭力、有助拓大覆蓋面和佔有率，同時讓銀豐在大型住宅市場分一杯羹。此外，銀豐已在本年六月成功取得ISO9002証書，對明年爭取成為房屋署供應商信心倍增。在中國市場方面，銀豐繼續透過代理商拓大市場佔有率，進展理想。

積架在產品發展方面亦進展理想，期內成功取得英國科威特石油集團旗下之「Germ-Allcard」一系列銅線及鋁線拉伸油之國內獨家代理權，以滿足中國有色金屬業的殷切需求，並進一步鞏固其在消費品市場之佔有率。

位於番禺之積架廠房已於本年度落成，其年產量將較過去增加三倍，積架又在東莞成立物流支援中心，力求更有效地協調全國物流管理和服務。

(二) 專業建築

瑞和集團工程有限公司(「瑞和」)

截至二零零零年六月止，瑞和的手頭合約總額約為三億港元，其中備受市場注目的上海科技城預計可於年底前確認八成工程量，為瑞和帶來約一千八百萬元人民幣收益。

自從瑞和重整公司架構、加強成本控制及追收工程欠款等工作後，應收賬款問題已得到改善，成效顯著。瑞和有意通過收購中國華南地區的鋁質加工廠，以供香港及華南地區工程使用，令工程毛利增加百分之五至八。瑞和除繼續鞏固在本港、北京及華東等地區之業務外，並會擴大發展範圍至中國西北地區，提高瑞和於國內之整體市場佔有率。瑞和預期二零零零年下半年度業績可有進一步改善。

業績

本集團截至二零零零年六月三十日止六個月之營業額為一億五千二百零三萬港元，較上年同期下降百分之七十八。股東應佔溢利達七百一十五萬港元，相等於每股盈利零點九三仙。

營業額的下降，主要是由於本集團在去年八月出售Magnequench International, Inc. (MQI) 全數股權，令經常性收入減少約七成，造成營業額大幅下調。惟若與上年度扣除MQI盈利貢獻後之股東應佔溢利相比，則錄得百分之三的實質增長。

雖然出售MQI令本集團之營業額下降，但其帶來之逾三億港元出售收益卻為本集團帶來充裕的資金，有助掌握未來在高新技術領域內的收購、投資和發展機會。此外，中環雲咸街東方有色大廈繼續為本集團提供穩定的租金收入。

業務回顧

(一) 工業油脂生產與貿易

積架石油化工集團有限公司(「積架」)

儘管亞洲經濟出現復甦跡象，但大部分國內企業在金融風暴後仍然採取謹慎的採購策略，對價格要求尤其嚴謹，令石油化工供應商紛紛削價，造成熾烈的市場競爭。然而，雖然市場環境仍未明朗，積架在上半年卻錄得理想的業績。這有賴積架能迅速作出策略性調整，包括集中開拓新的市場和產品。

繼成立上海辦事處後，積架為響應中國政府開發西北方的策略，又於今年五月在西安增添辦事處；在拓展營銷網絡方面，則先後在重慶、西安、大連及青島建立據點。

附註：

1 稅項

	30.06.2000	30.06.1999
	(未經審核)	(未經審核)
	千港元	*千港元*
香港利得稅		
期內	—	15
上年度之多計稅項準備	—	(26)
海外稅項	**34**	24,385
	34	24,374

由於本集團截至二零零零年六月三十日止六個月期間並無賺取任何香港利得稅應課稅溢利，因此沒有就香港利得稅作出撥備。

於一九九九年的香港利得稅以期內估計應課稅溢利按16%稅率計算。海外稅項以經營所在地之當時稅率計算。

2 每股基本盈利

每股基本盈利是按照股東應佔綜合溢利7,152,000港元（一九九九年：28,764,000港元）及期內已發行的772,181,783股普通股（一九九九年：772,181,783股）計算。

由於二零零零年及一九九九年內沒有潛在的攤薄股份，故沒有列出每股攤薄盈利數字。

中期股息

董事會建議不派發截至二零零零年六月三十日止六個月之中期股息（一九九九年：一仙）。

財務業績

東方有色集團有限公司(「本公司」)董事會欣然公佈本公司及其附屬公司(「本集團」)截至二零零零年六月三十日止六個月之未經審核綜合業績：

	附註	30.06.2000 (未經審核) 千港元	30.06.1999 (未經審核) 千港元
營業額		**152,036**	694,291
銷售成本		**(115,906)**	(469,242)
毛利		**36,130**	225,049
其他收入		**18,603**	36,455
分銷費用		**(3,446)**	(2,538)
行政費用		**(66,740)**	(140,606)
投資物業重估虧絀之撥回		**19,300**	—
其他經營開支		**(834)**	(6,681)
經營溢利		**3,013**	111,679
財務成本		**(6,719)**	(30,003)
除稅前經常業務(虧損)/溢利		**(3,706)**	81,676
稅項	*1*	**(34)**	(24,374)
除稅後經常業務(虧損)/溢利		**(3,740)**	57,302
少數股東權益		**10,892**	(28,538)
股東應佔溢利		**7,152**	28,764
每股基本盈利(仙)	*2*	**0.93**	3.73

東方有色集團有限公司



2000 中期報告